Exhibit F-1

Starcore International Mines Ltd.

Consolidated Financial Statements

For the years ended April 30, 2019 and April 30, 2018

(Audited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Starcore International Mines Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Starcore International Mines Ltd. (the “Company”), as of April 30, 2019, and 2018, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended April 30, 2019, 2018 and 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2019 and 2018, and the results of its operations and its cash flows for the years ended April 30, 2019, 2018 and 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada Professional Accountants	Chartered

July 25, 2019

Starcore International Mines Ltd.

Consolidated Statements of Financial Position

(in thousands of Canadian dollars)

As at	April 30, 2019	April 30, 2018
Assets
Current
Cash and cash equivalents (note 5)	$2,549	$2,321
Amounts Receivable (note 6)	3,096	3,348
Inventory (note 7)	1,488	3,499
Prepaid Expenses and Advances	379	355

Total Current Assets	7,512	9,523

Non-Current
Mining Interest, Plant and Equipment (notes 8 & 11)	37,618	41,476
Exploration and Evaluation Assets (note 9)	5,511	5,177
Reclamation Deposits	165	165
Deferred Tax Assets (note 18)	6,199	8,110

Total Non-Current Assets	49,493	54,928

Total Assets	$57,005	$64,451

Liabilities
Current
Trade and Other Payables	$3,399	$4,774
Current Portion of Loan Payable (note 10)	1,507	—

Total Current Liabilities	4,906	4,774

Non-Current
Loan Payable (note 10)	3,081	1,334
Rehabilitation and Closure Cost Provision (note 11)	1,254	1,162
Deferred Tax Liabilities (note 18)	8,728	8,113

Total Non-Current Liabilities	13,063	10,609

Total Liabilities	$17,969	$15,383

The accompanying notes form an integral part of these consolidated financial statements.

Starcore International Mines Ltd.

Consolidated Statements of Financial Position

(in thousands of Canadian dollars)

As at	April 30, 2019	April 30, 2018
Equity
Share Capital (note 12)	$50,725	$50,725
Equity Reserve	11,349	11,178
Foreign Currency Translation Reserve	2,835	1,234
Accumulated Deficit	(25,873)	(14,069)

Total Equity	39,036	49,068

Total Liabilities and Equity	$57,005	$64,451

Commitments (notes 11 and 14)

Subsequent Event (note 10)

Approved by the Directors:

“Robert Eadie” Director	“Gary Arca” Director

The accompanying notes form an integral part of these consolidated financial statements.

Starcore International Mines Ltd.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(in thousands of Canadian dollars except per share amounts)

For the year ended April 30,	2019	2018	2017
Revenues
Mining ore	$27,053	$21,005	$24,642
Purchased concentrate	5,742	6,802	2,586

Total Revenues	32,795	27,807	27,228

Cost of Operations
Mining ore	(22,975)	(20,672)	(18,641)
Purchased concentrate	(5,891)	(7,150)	(2,151)
Depreciation and depletion (note 8)	(3,893)	(4,913)	(5,610)

Total Cost of Sales	(32,759)	(32,735)	(26,402)

Earnings (Loss) from mining operations	36	(4,928)	826
Financing costs (note 10)	(311)	(61)	(626)
Foreign exchange gain (loss)	(125)	193	1,283
Management fees and salaries (notes 12 & 14)	(1,405)	(1,514)	(1,642)
Office and administration	(1,250)	(1,908)	(1,331)
Professional and consulting fees	(781)	(1,204)	(731)
Property investigation costs	(54)	(433)	—
Transfer agent and regulatory fees	(112)	(166)	(218)
Shareholder relations	(246)	(198)	(291)

Loss before taxes and other loss	(4,248)	(10,219)	(2,730)
Other Income (Loss)
Allowance for receivables (note 8)	(441)	—	—
Impairment of Mining Interest, Plant and Equipment (note 8)	(4,804)	(6,713)	(37)
Disposal of Exploration and Evaluation Asset (note 9)	(82)	(1,013)	—
Gain on sale of San Pedrito (note 8)	0	—	7,128

Total other income (loss)	(5,327)	(7,726)	7,091

Earnings (loss) before taxes	(9,575)	(17,945)	4,361
Income tax recovery (expense) (note 18)
Deferred	(2,229)	5,945	2,861

Earnings (loss) for the year	(11,804)	(12,000)	7,222
Other comprehensive loss
Item that may subsequently be reclassified to loss
Foreign currency translation differences	1,601	(3,975)	(177)

Comprehensive loss for the year	$(10,203)	$(15,975)	$7,045

Basic loss per share (note 16)	$(0.24)	$(0.24)	$0.15

Diluted loss per share (note 16)	$(0.24)	$(0.24)	$0.15

The accompanying notes form an integral part of these consolidated financial statements.

Starcore International Mines Ltd.

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

For the years ended April 30,	2019	2018	2017
Cash provided by
Operating activities
Earnings (Loss) for the year	$(11,804)	$(12,000)	$7,222
Items not involving cash:
Depreciation and depletion	3,899	5,032	5,628
Gain on sale of San Pedrito	0	—	(7,128)
Income tax (recovery) (note 18)	2,229	(5,945)	(2,861)
Interest on long-term debt (note 10)	325	83	536
Rehabilitation and closure cost accretion (note 11)	90	64	80
Unwinding of discount on long-term debt (note 10)	101	—	48
Share-based compensation (note 12)	(104)	(64)	267
Impairment of Mining Interest, Plant and Equipment (note 8)	4,804	6,713	37
Allowance for receivables	441	—	—
Loss on disposal of Exploration and Evaluation Asset (note 9)	82	1,013	—

Cash generated by (used in) operating activities before working capital changes	63	(5,104)	3,829

Change in non-cash working capital items
Amounts receivable	(1,500)	(475)	(559)
Inventory	1,890	(1,181)	(1,591)
Prepaid expenses and advances	(36)	(78)	(214)
Trade and other payables	(425)	826	595

Cash inflow (outflow) for operating activities	(8)	(6,012)	2,060

Financing activities
Issuance of shares (note 12)	0	125	—
Advance of loan payable (note 10)	2,940	1,283	(4,500)
Repayment of loan payable (note 10)	0	(1,213)	—
Interest paid (note 10)	0	(311)	(538)
Financing fees (note 10)	0	—	(45)

Cash inflow (outflow) for financing activities	2,940	(116)	(5,083)

Investing activities
Cash acquired on sale of San Pedrito (note 8)	1,037	832	10,171
Interest received	159	86	57
Investment in exploration and evaluation assets (note 9)	(385)	(481)	(2,068)
Purchase of mining interest, plant and equipment (note 8)	(3,152)	(2,190)	(2,709)
Sale of Exploration and Evaluation property (note 9)	0	128	—
Sale of short-term investments (note 5)	0	4,022	1,769

Cash inflow (outflow) for investing activities	(2,341)	2,397	7,220

Total increase (decrease) in cash	591	(3,731)	4,197
Effect of foreign exchange rate changes on cash	(363)	494	(2,887)
Cash, beginning of year	2,321	5,558	4,248

Cash, end of year	$2,549	$2,321	$5,558

Non-cash transactions – for year ended April 30, 2019:

a)	$171 broker warrants on Bond
b)	The Company accrued $883 (2018 – $1,525) in equipment purchased through Trade payables.

The accompanying notes form an integral part of these consolidated financial statements.

Starcore International Mines Ltd.

Consolidated Statements of Changes in Equity

For the years ended April 30, 2019 and April 30, 2018

(in thousands of Canadian dollars, except for number of shares)

	Number of Shares Outstanding	Share Capital	Equity Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total
Balance, April 30, 2016	49,146,851	$50,605	$11,173	$5,386	$(9,291)	$57,873
Foreign currency translation	—	—	—	(177)	—	(177)
Earnings for the year	—	—	—	—	7,222	7,222

Balance, April 30, 2017	49,146,851	$50,605	$11,173	$5,209	$(2,069)	$64,918
Issued for cash pursuant to:
- Private placement at $0.25 - (note 12)	500,000	120	5	—	—	125
Foreign currency translation	—	—	—	(3,975)	—	(3,975)
Loss for the year	—	—	—	—	(12,000)	(12,000)

Balance, April 30, 2018	49,646,851	50,725	11,178	1,234	(14,069)	49,068
Warrants issued – (note 12)	0	0	171	0	0	171
Foreign currency translation	0	0	0	1,601	0	1,601
Loss for the year	0	0	0	0	(11,804)	(11,804)

Balance, April 30, 2019	49,646,851	$50,725	$11,349	$2,835	$(25,873)	$39,036

The accompanying notes form an integral part of these consolidated financial statements.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

1.	Corporate Information

Starcore International Mines Ltd. is the parent company of its consolidated group (the “Company” or “Starcore”) and was incorporated in Canada with its head office located at Suite 750 – 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiaries, Compañia Minera Peña de Bernal, S.A. de C.V. (“Bernal”), which owns the San Martin mine in Queretaro, Mexico and Altiplano GoldSilver S.A. de C.V (“Altiplano”), which owns the gold and silver concentrate processing plant in Matehuala, Mexico.

The Company is also engaged in acquiring mining related operating assets and exploration assets in North America directly and through corporate acquisitions.

2.	Basis of Preparation

a)	Statement of Compliance

These consolidated financial statements for the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on July 24, 2019.

b)	Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis, except certain financial instruments, which are measured at fair value, as explained in the Company’s accounting policies discussed in note 3.

The consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency, and all values are rounded to the nearest thousand dollars, unless otherwise indicated.

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries, which are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposal or loss of control. The Company’s wholly-owned subsidiaries, Bernal and Altiplano, along with various other subsidiaries, carry out their operations in Mexico, U.S.A. and in Canada.

All intra-group transactions, balances, income and expenses are eliminated, in full, on consolidation.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

3.	Summary of Significant Accounting Policies

The accounting policies set out below were applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

a)	Foreign Currency Translation

The functional currency of Starcore, the parent, is the Canadian dollar (“CAD”) and the functional currency of its subsidiaries is the United States dollar (“USD”) (collectively “Functional Currency”). Foreign currency accounts are translated into the Functional Currency as follows:

•

At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into the Functional Currency by the use of the exchange rate in effect at that date. At the period end date, unsettled monetary assets and liabilities are translated into the Functional Currency by using the exchange rate in effect at the period end.

Foreign exchange gains and losses are recognized in net earnings and presented in the Consolidated Statement of Operations and Comprehensive Income in accordance with the nature of the transactions to which the foreign currency gains and losses relate, except for foreign exchange gains and losses from translating available-for-sale investments and marketable securities which are recognized in other comprehensive income as part of the total change in fair values of the securities. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Consolidated Statements of Cash Flows.

b)	Foreign Operations

The assets and liabilities of foreign operations with Functional Currencies differing from the presentation currency, including fair value adjustments arising on acquisition, are translated to CAD at exchange rates in effect at the reporting date. The income and expenses of foreign operations with Functional Currencies differing from the presentation currency are translated into CAD at the year-to-date average exchange rates.

The Company’s foreign currency differences are recognised and presented in other comprehensive income as a foreign currency translation reserve (“Foreign Currency Translation Reserve”), a component of equity. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

c)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. At April 30, 2019 the company had a short-term cash equivalent and April 30, 2018, the Company has no cash equivalents.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

3.	Summary of Significant Accounting Policies – (cont’d)

d)	Revenue Recognition

Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that may be up to two weeks after the shipment date. The Company records adjustments to revenues monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal concentrate sales are therefore measured at fair value.

e)	Inventory

Finished goods and work-in-process are measured at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mines is processed into finished goods (gold and by-products in doré). Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the average cost per recoverable ounce of gold. The average costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs.

Supplies are measured at average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value. The costs of inventories sold during the year are presented in the Company’s profit and loss.

f)	Mining Interest, Plant and Equipment

Mining interests represent capitalized expenditures related to the development of mining properties and related plant and equipment.

Recognition and Measurement

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

3.	Summary of Significant Accounting Policies – (cont’d)

f)	Mining Interest, Plant and Equipment – (cont’d)

Recognition and Measurement – (cont’d)

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized. Mine development costs incurred to maintain current production are included in the consolidated statement of operations. Exploration costs relating to the current mine in production are expensed to net income as incurred due to the immediate exploitation of these areas or an immediate determination that they are not exploitable.

Borrowing costs that are directly attributable to the acquisition and preparation for use, are capitalized. Capitalization of borrowing costs begins when expenditures are incurred and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

The capitalization of borrowing costs is discontinued when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Capitalized borrowing costs are amortized over the useful life of the related asset.

Major Maintenance and Repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the Company’s profit or loss during the financial year in which they are incurred.

Subsequent Costs

The cost of replacing part of an item of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its costs can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in the Company’s profit or loss as incurred.

Leased Equipment

Leased assets in which the Company receives substantially all of the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the statement of financial position.

Assets under operating leases are not capitalized and rental payments are included in earnings based on the terms of the lease.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

3.	Summary of Significant Accounting Policies – (cont’d)

f)	Mining Interest, Plant and Equipment – (cont’d)

Depreciation and Impairment

Mining interest, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated. Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and resources expected to be converted to reserves. Currently the depletion base is approximately 10 years of expected production. Depreciation of plant and equipment and corporate office equipment, vehicles, software and leaseholds is calculated using the straight-line method, based on the lesser of economic life of the asset and the expected life of mine of approximately 10 years. Where components of an asset have different useful lives, depreciation is calculated on each separate part. Depreciation commences when an asset is available for use. At the end of the each calendar year estimates of proven and probable gold reserves and a portion of resources expected to be converted to reserves are updated and the calculations of amortization of mining interest, plant and equipment is prospectively revised.

The Company reviews and evaluates its mining interests, plant and equipment for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the recoverable value of a cash generating unit is less than the carrying amount of the assets. An impairment loss is measured and recorded based on the greater of the cash generating unit’s fair value less cost to sell or its value in use versus its carrying value. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Mining interests, plant and equipment that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized in the consolidated statement of operations.

g)	Rehabilitation and Closure Cost Provision

The Company records a provision for the estimated future costs of rehabilitation and closure of operating and inactive mines and development projects, which are discounted to net present value using the risk-free interest rates applicable to the future cash outflows. Estimates of future costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. The provision for the Company’s rehabilitation and closure cost obligations is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the Consolidated Statement of Operations and Comprehensive Income. The provision for rehabilitation and closure cost obligations is re-measured at the end of each reporting period for changes in estimates and circumstances. Changes in estimates and circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to risk free interest rates.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

3.	Summary of Significant Accounting Policies – (cont’d)

g)	Rehabilitation and Closure Cost Provision – (cont’d)

Rehabilitation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized rehabilitation and closure costs, in which case, the capitalized rehabilitation and closure costs is reduced to nil and the remaining adjustment is included in production costs in the Consolidated Statement of Operations and Comprehensive Income. Rehabilitation and closure cost obligations related to inactive mines are included in production costs in the Consolidated Statement of Operations and Comprehensive Income on initial recognition and subsequently when re-measured.

h)	Exploration and Evaluation Expenditures

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation (“E&E”) expenditures are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying and sampling costs, drilling costs, payments made to contractors, geologists, consultants, and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to E&E activities, including general and administrative overhead costs, are expensed in the period in which they occur.

When a project is determined to no longer have commercially viable prospects to the Company, E&E expenditures in respect of that project are deemed to be impaired. As a result, those E&E expenditures, in excess of estimated recoveries, are written off to the Company’s profit or loss.

The Company assesses E&E assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mines under construction”. E&E assets are tested for impairment before the assets are transferred to development properties.

Any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

i)	Financial Instruments

All of the Company’s financial instruments are classified into one of the following categories based upon the purpose for which the instrument was acquired or issued. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and are derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

3.	Summary of Significant Accounting Policies – (cont’d)

i)	Financial Instruments – (cont’d)

Recognition

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-off occurs when the Company has no reasonable expectations of recovering the contractual cash flows on a financial asset.

Classification and Measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

i)	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”); and,

ii)	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

i)	amortized cost;

ii)	FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or,

iii)	FVTOCI, when the change in fair value is attributable to changes in the Company’s credit risk.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as subsequently measured at amortized cost are included in the fair value of the instrument on initial recognition. Transaction costs for financial assets and financial liabilities classified at fair value through profit or loss are expensed in profit or loss.

The Company’s financial assets consist of cash and cash equivalents, which is classified and measured at FVTPL, with realized and unrealized gains or losses related to changes in fair value reported in profit or loss and amounts receivable, which is classified at amortized cost. The Company’s financial liabilities consist of trade and other payables and loans payable, which are classified and measured at amortized cost using the effective interest method. Interest expense is reported in profit or loss.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

3.	Summary of Significant Accounting Policies – (cont’d)

i)	Financial Instruments – (cont’d)

Impairment

The Company assesses all information available, including on a forward-looking basis the expected credit losses associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.

Fair value hierarchy

Financial instruments recognized at fair value on the consolidated balance sheets must be classified into one of the three following fair value hierarchy levels:

Level 1 – measurement based on quoted prices (unadjusted observed in active markets) for identical assets or liabilities;

Level 2 – measurement based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability;

Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

j)	Income Taxes

Current tax and deferred taxes are recognized in the Company’s profit or loss, except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

3.	Summary of Significant Accounting Policies – (cont’d)

j)	Income Taxes – (cont’d)

Current income taxes are recognized for the estimated taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the period end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilised. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

k)	Share Capital

Financial instruments issued by the Company are classified as equity, only to the extent that they do not meet the definition of a financial liability or asset. The Company’s common shares, share warrants and share options are classified as equity instruments.

Incremental costs, directly attributable to the issue of new shares, warrants or options, are shown in equity as a deduction, net of tax, from proceeds.

l)	Profit or Loss per Share

Basic profit or loss per share is computed by dividing the Company’s profit or loss applicable to common shares by the weighted average number of common shares outstanding for the relevant period.

Diluted profit or loss per share is computed by dividing the Company’s profit or loss applicable to common shares, by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted at the beginning of the period.

m)	Share-based Payments

Where equity-settled share options are awarded to employees or non-employees, the fair value of the options at the date of grant is charged to the Company’s profit or loss over the vesting period. The number of equity instruments expected to vest at each reporting date, are taken into account so that the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

3.	Summary of Significant Accounting Policies – (cont’d)

m)	Share-based Payments – (cont’d)

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modifications, is charged to the Company’s profit or loss over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in the Company’s profit or loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Company’s profit or loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for effects of non-transferability, exercise restrictions and behavioural considerations. All equity-settled share based payments are reflected in equity reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in equity reserve is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and immediately recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period.

Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent that the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Where vesting conditions are not satisfied and options are forfeited, the Company reverses the fair value amount of the unvested options which had been recognized over the vesting period.

n)	New and Revised Accounting Standards

The following accounting standards have been issued or amended but are not yet effective. The Company has not early adopted these new and amended standards. The Company continues to evaluate the new standards but currently no material impact is expected as a result of the adoptions of these new and amended standards:

•	IFRS 16 “Leases”

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

4.	Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in accounting estimate is recognized prospectively by including it in the Company’s profit or loss in the period of the change, if it affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

a)	Economic Recoverability and Profitability of Future Economic Benefits of Mining Interests

Management has determined that mining interests, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

b)	Impairments

The Company assesses its mining interest, plant and equipment assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

c)	Rehabilitation Provisions

Rehabilitation provisions have been created based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs, which will reflect the market condition at the time that the rehabilitation costs are actually incurred. The final cost of the currently recognized rehabilitation provision may be higher or lower than currently provided.

The inflation rate applied to estimated future rehabilitation and closure costs is 3.5% and the discount rate currently applied in the calculation of the net present value of the provision is 8%.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

4.	Critical Accounting Estimates and Judgments – (cont’d)

d)	Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recuperated.

e)	Mineral Reserves and Mineral Resource Estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves. Changes in the mining reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

f)	Units of production depletion

Estimated recoverable reserves are used in determining the depreciation of mine specific assets. This results in depreciation charges proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumption, including the amount of recoverable reserves and estimate of future capital expenditure. Changes are accounted for prospectively.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

5.	Cash and cash equivalents

The Company purchases Guaranteed Investment Certificate (“GIC”) denominated in USD and Mexican Pesos (“MP”) as Short-term Investments.

During the year ending April 30, 2019, the Company held $1,011 (April 30, 2018—$Nil) in GIC’s denominated in CAD classified as cash equivalents.

These GICs are cashable at the Company’s option and are considered to be highly liquid. The Company’s short-term investments are held at one financial institution and as such the Company is exposed to the risks of those financial institutions.

6.	Amounts Receivable

	April 30, 2019	April 30, 2018
Taxes receivable	$2,486	$1,941
San Pedrito sale (note 8)	0	1,359
Trades receivable	394	—
Other	216	48

	$3,096	$3,348

7.	Inventory

	April 30, 2019	April 30, 2018
Carrying value of inventory:
Doré	$467	$955
Goods in transit	0	376
Work-in-process	130	662
Concentrate	0	595
Stockpile	53	118
Supplies	838	793

	$1,488	$3,499

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

8.	Mining Interest, Plant and Equipment

	Mining Interest	Plant and Equipment Mining	Plant and Equipment Altiplano	Corporate Office Equipment	Total
Cost
Balance, April 30, 2017	$73,048	$23,699	$7,005	$677	$104,429
Additions	902	2,720	78	15	3,715
Impairment on equipment	(5,000)	(1,925)	—	—	(6,925)
Effect of foreign exchange	(4,592)	(1,318)	(429)	—	(6,339)

Balance, April 30, 2018	64,358	23,176	6,654	692	94,880
Additions	1,338	1,055	92	25	2,510
Write down of equipment	0	0	(5,576)	(2)	(5,578)
Effect of foreign exchange	2,734	1,238	876	0	4,848

Balance, April 30, 2019	$68,430	$25,469	$2,046	$715	$96,660

Depreciation
Balance, April 30, 2017	$39,657	$11,190	$228	$433	$51,508
Depreciation for the year	2,887	1,621	434	90	5,032
Impairment on equipment	—	(212)	—	—	(212)
Effect of foreign exchange	(2,232)	(680)	(12)	—	(2,924)

Balance, April 30, 2018	40,312	11,919	650	523	53,404
Depreciation for the year	1,923	1,768	118	90	3,899
Write down of equipment	0	0	(774)	0	(774)
Effect of foreign exchange	1,701	806	6	0	2,513

Balance, April 30, 2019	$43,936	$14,493	$0	$613	$59,042

Carrying amounts
Balance, April 30, 2018	$24,046	$11,257	$6,004	$169	$41,476

Balance, April 30, 2019	$24,494	$10,976	$2,046	$102	$37,618

Impairment on Mining Interest

The Company considered that the carrying amount of its assets being higher than market capitalization of the Company at April 30, 2018 was an indicator of impairment. In determining the recoverable amounts of the Company’s mining interests, the Company’s management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions about gold’s selling price, future capital expenditures, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Based on the calculation, at April 30, 2018, management decided to record an impairment of $5,000 (2017 - $Nil) on the San Martin Project. The key assumptions used for assessing the recoverable amount are gold price of USD $1,300/oz and a discount rate of 9%. Management has determined, using the same criteria, that this impairment is still valid and does not require all or partial reversal as at April 30, 2019.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

8.	Mining Interest, Plant and Equipment – (cont’d)

Impairment on Mining Interest – (cont’d)

Management also determined, as at April 30, 2018, that the CIL plant constructed in 2016 is no longer useful in the operations of the San Martin mine in Queretaro, Mexico. While this plant has a value as a functioning carbon leach plant and has operated to process third party carbon concentrates, the Company cannot guarantee its usefulness in the future or the ability to attract third party carbon concentrates for processing. As a result, management decided to write down the plant to $nil value and record an impairment of the book value of $1,713 (2017 -$Nil) to the Statements of Operations and Comprehensive Income (Loss) during the prior year ended April 30, 2018.

Sale of San Pedrito

On March 21, 2017, the Company finalized the sale of its San Pedrito Property, a non-core asset located in Queretaro, Mexico for Mexican Pesos (“MXN$”) 192,784,331. The San Pedrito property was part of Starcore’s original acquisition in 2007, when the Company acquired the San Martin Mine from Goldcorp for US$26 million. The disposition of San Pedrito was recorded during the year ended April 30, 2017 and a gain of $7,128 was reported on the Statement of Operations and Comprehensive Income (Loss). During the current year ending April 30, 2019, the Company received MXN$ 15,000,000 ($1,027) and interest of MXN$ 2,300,000 ($159) on 6 ha of the remaining 14 ha of parcels to be paid. The Company does not anticipate receiving any additional funds for the sale of this property and therefore has made an allowance for the remaining receivable of $441 (2018 - $Nil; 2017 - $Nil) to the Statements of Operations and Comprehensive Income (Loss).

Altiplano Facility

On August 5, 2015, the Company acquired Cortez Gold Corp. (“Cortez”) (TSXV: CUT) in an all-share transaction completed pursuant to a court approved Plan of Arrangement under the Business Corporations Act (British Columbia). Pursuant to the acquisition, the purchase price was allocated based on management’s best estimates and assumptions, after taking into account all relevant information available. As a result, apart from working capital allocations, $6,094 was allocated to plant, machinery and equipment for the Altiplano Plant, which is a facility which processes third party gold and silver concentrate in Matehuala, Mexico.

During the year ended April 30, 2019, management determined that the capital requirements of the Altiplano facility for inventory and operations, did not justify the continuation of these operations until the Company had sufficient excess working capital to support the operations of Altiplano.

Subsequent to the year ending April 30, 2019, the Company received and accepted an offer to purchase 100% of the shares of Altiplano for US$1.6 million. The stock purchase agreement, dated July 5, 2019, requires the payment of the $1.6 million in installments to May, 2020. As a result, management has decided to write down the plant and land to US $1,600, less estimated selling costs of $100. The Company has recorded an impairment of $4,804 (2018 - $Nil; 2017 - $Nil) to the Statements of Operations and Comprehensive Income (Loss) during the year ended April 30, 2019.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

9.	Exploration and Evaluation Assets

a)	American Consolidated Minerals (“AJC”) properties

Pursuant to the Acquisition of AJC, the Company has acquired the rights to three exploration properties as follows:

i)	Lone Ranch, U.S.A

The Company acquired the right to a 100% undivided interest, in 73 mining claims located in Ferry County, Washington State, United States of America. During the year ending April 30, 2019, management has decided to abandon the property and all costs associated with this property have been written off in the Statements of Operations and Comprehensive Income (Loss).

ii)	Toiyabe, U.S.A

The Company has the right to acquire a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”) from MinQuest Inc. (“MinQuest”). Consideration to be paid for the interest is USD$900 (payable over 5 years commencing October 19, 2018) and the Company must incur total exploration expenditures of USD$1,025 on the property by October 19, 2018 (incurred) as agreed by MinQuest.

Annual payments commencing October 19, 2018 are $60 (paid), $80, $100, $120, $140 and $400 respectively. The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of USD $2,000 per each 1% of the royalty.

iii)	Sierra Rosario, Mexico

The Company acquired a 100% interest in the 978-hectare Sierra Rosario Property, over 2 claims that are located in the state of Sinaloa, Mexico. During the year ended April 30, 2019, the Company completed the sale of the property for proceeds of $128 ($100 USD). The excess of property costs over the recovered amount of $1,013 (2018—$Nil; 2017—$Nil) was recognized as a loss in the Statement of Profit or Loss and Other Comprehensive Income (Loss) in the year ended April 30, 2018.

b)	Creston Moly (“Creston”) properties

i)	El Creston Project, Mexico

The Company acquired a 100% interest in the nine mineral claims known as the El Creston molybdenum property located northeast of Hermosillo, State of Sonora, Mexico, which has completed a Preliminary Economic Assessment on the property based on zones of porphyry-style molybdenum (“Mo”)/copper (“Cu”) mineralization. The mineral concessions are subject to a 3% net profits interest.

ii)	Ajax Project, Canada

The Company acquired a 100% interest in six mineral claims known as the Ajax molybdenum property located in B.C.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

9.	Exploration and Evaluation Assets – (cont’d)

c)	Santa Fe property

On November 21, 2017, the Company announced it had entered into a Letter of Intent (“LOI”) with third parties to acquire the Santa Fe property located in the state of Sinaloa, Mexico.

During the year ended April 30, 2018, the Company completed its due diligence and decided not to proceed with the acquisition. The Santa Fe property investigation costs of $433, as well as costs on other properties being investigated, were expensed as property investigation costs in the prior year.

	AJC Properties	Creston Properties	Total
Acquisition costs:
Balance, April 30, 2017	$1,214	$2,001	$3,215
Property disposition	(970)	—	(970)
Recovery of disposal of E&E Asset	(128)	—	(128)
Effect of foreign exchange	(80)	—	(80)

Balance, April 30, 2018 & April 30, 2019	36	2,001	2,037

Exploration costs:
Balance, April 30, 2017	$1,712	$1,028	$2,740
Exploration cost	23	—	23
Drilling	18	—	18
Geological	31	13	44
Legal fees	—	15	15
Maintenance	62	274	336
Property disposition	(37)	—	(37)
Effect of foreign exchange	—	1	1

Balance, April 30, 2018	1,809	1,331	3,140
Geological	22	1	23
Recovery of property costs	(32)	0	(32)
Maintenance	121	273	394
Property disposition	(82)	0	(82)
Effect of foreign exchange	22	9	31

Balance, April 30, 2019	$1,860	$1,614	$3,474

Total Exploration and Evaluation Assets

Balance, April 30, 2018	$1,845	$3,332	$5,177

Balance, April 30, 2019	$1,896	$3,615	$5,511

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

10.	Loans payable

On June 18, 2018, the Company completed a private placement of secured bonds in the aggregate principal amount of $3,000 (the “Bonds”) less structuring and finder’s fees of $60 cash and $171 attributed to finders warrants, totaling $231 (the “Discount”). The Bonds bear interest at 8% per annum, payable on maturity, and mature on June 18, 2020. The Bonds are secured by a charge over all of the Company’s and its subsidiaries assets.

The Company has issued 3,000,000 warrants to the bond holders, each warrant entitling the bond holders to acquire one share of Starcore at a price of $0.20, expiring on June 18, 2021. The Company determined a value of $171 on the warrants, which was included in the Discount, based on the Black-Scholes model with the following assumptions:

Stock price	$0.17
Exercise price	$0.20
Dividend rate	0%
Expected Life	3 years
Expected annual volatility	56%
Risk-free rate	1.45%

During the prior year ended April 30, 2018, the Company secured $1,283 (USD $1,000) loan (“Loan”) with a lender. The Loan is secured against certain assets of the Company and bears interest at 8% per annum, compounded and paid annually. The full principal plus accrued interest on the loan shall be repayable to the lender on October 25, 2019.

During the year ended July 31, 2015, the Company secured a $1,305 (USD $1,000) loan with a lender, bearing interest at 8% per annum, compounded annually. The full principal of $1,213 plus accrued interest of $311 for a total of $1,524 on the loan was repaid to the lender during the year ended April 30, 2018.

Changes to the loan payable balance during the year ended April 30, 2019 and the year ended April 30, 2018, are as follows:

	Principal	Interest	Discount	Total
Balance, April 30, 2017	$1,366	$280	$—	$1,646
Financing, October 25, 2017	1,283	—	—	1,283
Repayment on debt	(1,213)	(311)	—	(1,524)
Interest accrual	—	83	—	83
Foreign exchange adjustment	(154)	—	—	(154)

Balance, April 30, 2018	1,282	52	—	1,334
Financing, June 18 2018	3,000	—	(231)	2,769
Discount	0	0	101	101
Interest accrual	0	325	0	325
Foreign exchange adjustment	59	0	0	59

Balance, April 30, 2019	$4,341	$377	$(130)	$4,588

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

10.	Loan payable – (cont’d)

	April 30, 2019	April 30, 2018
Current	$1,507	$—
Non-Current	3,081	1,334

	$4,588	$1,334

Subsequent to April 30, 2019, the Company paid $240 related to the interest on the Bonds.

The Company’s financing costs for the year ended April 30, 2019, 2018, and 2017 as reported on its Consolidated Statement of Operations and Comprehensive Income (Loss) can be summarized as follows:

For the year ended April 30,	2019	2018	2017
Unwinding of discount on rehabilitation and closure accretion (note 11)	$90	$64	$80
Discount unwinding on debt repaid (note 10)	101	—	48
San Pedrito Interest (note 8)	(159)	—	—
Extension fee	0	—	45
Interest on diesel equipment lease	21	—	—
Interest expense on debt (note 10)	325	83	536
Interest revenue	(67)	(86)	(83)

	$311	$61	$626

11.	Rehabilitation and Closure Cost Provision

The Company’s asset retirement obligations consist of reclamation and closure costs for the mine. At April 30, 2019, the present value of obligations is estimated at $1,254 (2018 - $1,162) based on expected undiscounted cash-flows at the end of the mine life of MXN$ 18,095 or $1,278 (2018 - $1,280), which is calculated annually over 5 to 10 years. Such liability was determined using a discount rate of 8% (2018 – 8%) and an inflation rate of 3.5% (2018 – 3.5%).

Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, closing portals to underground mining areas and other costs.

Changes to the reclamation and closure cost balance during the year are as follows:

	April 30, 2019	April 30, 2018
Balance, beginning of year	$1,162	$1,131
Accretion expense	90	64
Foreign exchange fluctuation	2	(33)

Balance, end of year	$1,254	$1,162

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

12.	Share Capital

a)	Common Shares

The Company is authorized to issue an unlimited number of common shares, issuable in series.

The holders of common shares are entitled to one vote per share at meetings of the Company and to receive dividends, which may be declared from time-to-time. All shares are ranked equally with regard to the Company’s residual assets.

During the year ended April 30, 2019, the Company did not issue any common shares.

During the year ended April 30, 2018, the Company:

•

Completed a non-brokered private placement to an officer and director of the Company through the issuance of 500,000 units at a price of $0.25 per unit for gross proceeds of $125. Each unit is comprised of one common share of Starcore and one-half of one transferable common share purchase warrant, each whole warrant exercisable for a period of four years from the date of issue to purchase one common share of Starcore at a price of $0.30 per share.

The Company calculated the fair value of the share component to be the lesser of the market price for the shares on the date of grant, which was $0.24 per share, and the offering price, which was $0.25 per unit. The shares, therefore, had a market price of $0.24 per share or $120 and the fair value of the warrants was calculated as the difference of $5. As such, share capital was increased by $120 and equity reserve increased by $5.

b)	Warrants

A summary of the Company’s outstanding share purchase warrants at April 30, 2019 and 2018 and the changes during the year ended is presented below:

	Number of warrants	Weighted average exercise price
Outstanding at April 30, 2017	—	$—
Warrants issued	250,000	0.30

Outstanding at April 30, 2018	250,000	0.30
Warrants issued	3,000,000	0.20

Outstanding at April 30, 2019	3,250,000	$0.21

During the year ending April 30, 2019, the Company issued 3,000,000 warrants exercisable at $0.20 expiring June 18, 2021. These warrants were issued in conjunction with the issuance of the Bond issued (see Note 10).

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

12.	Share Capital – (cont’d)

b)	Warrants – (cont’d)

A summary of the Company’s outstanding share purchase warrants is presented below:

Number of Warrants	Exercise Price	Expiry Date
250,000	$0.30	March 7, 2022
3,000,000	$0.20	June 18, 2021

3,250,000	$0.21

c)	Share-based Payments

The Company, in accordance with the policies of the TSX, was previously authorized to grant options to directors, officers, and employees to acquire up to 20% of the amount of stock outstanding. In January 2014, the Company’s shareholders voted to cancel the Company’s option plan and, as a result, the Company’s Board of Directors may not grant further options. The Company’s management and directors are reviewing alternative compensation arrangements for the Company’s employees and directors.

The following is a summary of changes in options for the years ending April 30, 2019 and 2018:

	Number of Shares	Weighted Average Exercise Price
Balance at April 30, 2017	1,348,750	$0.90
Forfeited/expired	(400,000)	0.94

Balance at April 30, 2018	948,750	0.88
Expired	(948,750)	0.88

Outstanding and Exercisable at April 30, 2019	0	$0

During the year ended April 30, 2019, 948,750 options exercisable at $0.88 expired unexercised.

d)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”)

Effective August 1, 2016, The Board of Directors approved the adoption of a Restricted Share Unit and Deferred Share Unit Plan (the “RSU/DSU Plan”) as part of the Company’s compensation arrangements for directors, officers, employees or consultants of the Company or a related entity of the Company.

Although the RSU/DSU Plan is share-based, all vested RSUs and DSUs will be settled in cash. No common shares will be issued.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

12.	Share Capital – (cont’d)

d)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”) – (cont’d)

RSU

The RSU plan is for eligible members of the Board of Directors, eligible employees and eligible contractors. The RSUs vest over a period of three years from the date of grant, vesting as to one-third at the end of each calendar year. In addition to the vesting period, the Company has also set Performance Conditions that will accompany vested RSUs.

The Performance Conditions to be met are established by the Board at the time of grant of the RSU. RSUs that are permitted to be carried over to the succeeding years shall expire no later than August 1st of the third calendar year after the year in which the RSUs have been granted, and will be terminated to the extent the performance objectives or other vesting criteria have not been met. The RSU share plan transactions during the period were as follows:

Number of Share Units
Outstanding at April 30, 2017	757,000
Granted	705,000
Exercised	(178,750)
Cancelled	(42,000)

Outstanding at April 30, 2018	1,241,250
Expired	(58,750)
Exercised	(117,500)
Cancelled	(33,125)

Outstanding at April 30, 2019	1,031,875

Management has determined that 50% of the RSU’s will be deemed payable on the vesting dates based on current performance criteria measures. As such only 50% of the RSU’s have been valued at fair value of $0.075 per share.

The liability portion for the year ended April 30, 2019 is $33 (2018—$70) which has been included under Trades and Other Payables on the Statement of Financial Position.

DSU

The Company introduced a DSU plan for eligible directors. The DSUs are paid in full in the form of a lump sum payment no later than August 1st of the calendar year immediately following the calendar year of termination of service.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

12.	Share Capital – (cont’d)

d)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”) – (cont’d)

DSU – (cont’d)

DSU Awards going forward will vest on each anniversary date of the grant over a period of 3 years. The DSU share plan transactions during the period were as follows:

Number of Share Units
Outstanding at April 30, 2017	600,000
Granted	410,000

Outstanding at April 30, 2019 & April 30, 2018	1,010,000

During the year ended April 30, 2019, the Company did not grant any DSUs to eligible directors. Based on the fair value of $0.075 per share, the Company has recorded a liability of $69 (2018—$136) under Trades and Other Payable on the Statement of Financial Position.

13.	Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Cash and short-term investments are carried at their fair value. There are no material differences between the carrying values and the fair values of any other financial assets or liabilities.

In the normal course of business, the Company’s assets, liabilities and future transactions are impacted by various market risks, including currency risks associated with inventory, revenues, cost of sales, capital expenditures, interest earned on cash and the interest rate risk associated with floating rate debt.

a)	Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. At April 30, 2019, the Company had the following financial assets and liabilities denominated in CAD and denominated in MXN$:

In ‘000 of	CAD	MXN$
Cash	$117	MP	3,170
Other working capital amounts – net	$859	MP	11,738
Long-term liabilities	$(3,177)	MP	0

At April 30, 2019, US dollar amounts were converted at a rate of $1.3415 Canadian dollars to $1 US dollar and MP were converted at a rate of MP18.99 to $1 US Dollar. A 10% increase or decrease in the US dollar exchange may increase or decrease annual earnings from mining operations by approximately $9. A 10% increase or decrease in the MP exchange rate will decrease or increase annual earnings from mining operations by approximately $4.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

13.	Financial Instruments – (cont’d)

b)	Interest Rate Risk

The Company’s cash earns interest at variable interest rates. While fluctuations in market rates do not have a material impact on the fair value of the Company’s cash flows, future cash flows may be affected by interest rate fluctuations. The Company is not significantly exposed to interest rate fluctuations and interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

c)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk with respect to its cash and short-term investments, the balance of which at April 30, 2019 is $2,549 (2018—$2,321), respectively. Cash of $349 (2018—$974) are held at a Mexican financial institution, cash of $1,037 (2018– $23) are held at a US financial institution and the remainder of $151 (2018—$1,324) and the cash equivalent of $1,011 (2018- $Nil) are held at a chartered Canadian financial institution; the Company is exposed to the risks of those financial institutions. The taxes receivable are comprised of Mexican VAT taxes receivable of $2,462 and GST receivable of $24, which are subject to review by the respective tax authority.

d)	Liquidity Risk

Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves. As at April 30, 2019, the Company was holding cash of $2,549 (2018—$2,321).

Obligations due within twelve months of April 30,	2019	2020	2021	2022	2023 and beyond
Trade and other payables	$3,399	$—	$—	$—	$—
Current portion of loan payable	1,507	—	—	—	—
Non-Current portion of loan payable	0	3,081	—	—	—
Reclamation and closure obligations	$0	—	$—	$—	$1,254

The Company’s trade and other payables are due in the short term. Long-term obligations include the Company’s reclamation and closure cost obligations, other long-term liabilities and deferred income taxes. Management believes that profits generated from the mine will be sufficient to meet its financial obligations.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

13.	Financial Instruments – (cont’d)

e)	Commodity Risk

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company. Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years. The marketability and price of minerals which may be produced and sold by the Company will be affected by numerous factors beyond the control of the Company. These other factors include delivery uncertainties related to the proximity of its resources to processing facilities and extensive government regulations related to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business. Declines in mineral prices may have a negative effect on the Company. A 10% decrease or increase in metal prices may result in a decrease or increase of $3,292 in revenue and net income.

14.	Commitments and related party transactions

Except as disclosed elsewhere in these consolidated financial statements, the Company has the following commitments outstanding at April 30, 2019:

a)

As at April 30, 2019, the Company has shared lease commitments for office space of approximately $144 per year, expiring at various dates up to April 2020, which includes minimum lease payments and estimated taxes, but excluded operating costs, taxes and utilities, to expiry.

b)

As at April 30, 2019, the Company has a land lease agreement commitment with respect to the land at the mine site, for $132 per year which are currently being renegotiated. The Company also has ongoing commitments on the exploration and evaluation assets of approximately $220 per year increasing over the next 5 years for the AJC properties (see Note 9).

c)

As at April 30, 2019, the Company has management contracts to officers and directors totaling $450 per year, payable monthly, expiring in April 2022 and US$236 per year, payable monthly, expiring in August 2021.

The Company paid the following amounts to key management and directors in the years:

For the year ended April 30,	2019	2018	2017
Management fees	$943	$1,112	$958
Legal fees	3	64	116
Directors fees	82	86	187

Total	$1,028	$1,262	$1,261

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

15.	Capital Disclosures

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in the consolidated statements of changes in equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements and there were no changes to the capital management in the year ended April 30, 2019.

16.	Earnings per Share

The Company calculates the basic and diluted income (loss) per share using the weighted average number of shares outstanding during each year and the diluted income (loss) per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

The denominator for the calculation of income (loss) per share, being the weighted average number of shares, is calculated as follows:

For the years ended April 30,	2019	2018	2017
Issued common share, beginning of year	49,646,851	49,146,851	49,146,851
Weighted average issuances	0	73,973	—

Basic weighted average common shares	49,646,851	49,220,824	49,146,851
Effect of dilutive warrants and options	0	—	—

Diluted weighted average common shares	49,646,851	49,220,824	49,146,851

Vested share purchase options totalling Nil at April 30, 2019 (2018 – 948,750; 2017 – 1,348,750) and share purchase warrants totaling 3,250,000 (2018 – 250,000; 2017 – Nil) were not included in the computation of diluted earnings per share as the effect was anti-dilutive.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

17.	Segmented Information

The Company operates in three reportable geographical and one operating segment. Selected financial information by geographical segment is as follows:

	Bernal	Mexico Altiplano	Other	Total	Canada	USA	April 30, 2019 Total
Revenue
Mined Ore	$27,053	$0	$0	$27,053	$0	$0	$27,053
Purchase Concentrate	1,633	4,109	0	5,742	0	0	5,742
Cost of sales:
Mined Ore	(22,975)	0	0	(22,975)	0	0	(22,975)
Purchase Concentrate	(1,550)	(4,341)	0	(5,891)	0	0	(5,891)
Depreciation	(3,775)	(118)	0	(3,893)	0	0	(3,893)
Earnings (loss) from operations	386	(350)	0	36	0	0	36
Corporate costs and taxes	(2,999)	(972)	(161)	(4,132)	(2,357)	(24)	(6,513)
Bad debt expense San Pedrito	(441)	0	0	(441)	0	0	(441)
Write off Mining Interest	0	(4,804)	0	(4,804)	0	0	(4,804)
Disposal of Exploration and Evaluation	0	0	0	0	0	(82)	(82)
Loss for the year	(3,054)	(6,126)	(161)	(9,341)	(2,357)	(106)	(11,804)
Mining interest, plant and equipment	35,470	2,046	0	37,516	102	0	37,618
Total assets	$44,956	$2,228	$3,517	$50,701	$4,219	$2,085	$57,005

	Bernal	Mexico Altiplano	Other	Total	Canada	USA	April 30, 2018 Total
Revenue
Mined Ore	$21,005	$—	$—	$21,005	$—	$—	$21,005
Purchase Concentrate	3,976	2,826	—	6,802	—	—	6,802
Cost of sales:
Mined Ore	(20,532)	—	(140)	(20,672)	—	—	(20,672)
Purchase Concentrate	(3,654)	(3,496)	—	(7,150)	—	—	(7,150)
Depreciation	(4,492)	(421)	—	(4,913)	—	—	(4,913)
Earnings (loss) from operations	(3,697)	(1,091)	(140)	(4,928)	—	—	(4,928)
Corporate costs and taxes	4,343	294	(409)	4,228	(3,586)	12	654
Write off Mining Interest	(6,713)	—	—	(6,713)	—	—	(6,713)
Disposal of Exploration and Evaluation	(1,079)	—	118	(961)	—	(52)	(1,013)
Loss for the year	(7,145)	(797)	(432)	(8,374)	(3,586)	(40)	(12,000)
Mining interest, plant and equipment	35,302	6,005	1	41,308	168	—	41,476
Total assets	$48,614	$8,095	$3,930	$60,639	$3,537	$2,150	$66,326

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

	Bernal	Mexico Altiplano	Total	Canada	USA	April 30, 2017 Total
Revenue
Mined Ore	$24,642	$—	$24,642	$—	$—	$24,642
Purchase Concentrate	418	2,168	2,586	—	—	2,586
Cost of sales:
Mined Ore	(18,641)	—	(18,641)	—	—	(18,641)
Purchase Concentrate	(287)	(1,864)	(2,151)	—	—	(2,151)
Depreciation	(5,360)	(250)	(5,610)	—	—	(5,610)
Earnings (loss) from operations	772	54	826	—	—	826
Corporate costs and taxes	3,302	(308)	2,994	(3,707)	(19)	(732)
Sale of San Pedrito	7,128	—	7,128	—	—	7,128
Earnings (loss) for the year	11,202	(254)	10,948	(3,707)	(19)	7,222
Mining interest, plant and equipment	45,899	6,777	52,676	245	—	52,921
Total assets	$61,401	$11,165	$72,566	$7,559	$1,971	$82,096

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

17.	Segmented Information – (cont’d)

During the years ended April 30, 2019, the Company earned all its revenues from one customer (2018 and 2017- two customers). As at April 30, 2019, the Company does not consider itself to be economically dependent on this customer as transactions with this party can be easily replaced by transactions with other parties on similar terms and conditions. The balance owing from this customer on April 30, 2019 was $514 (2018 – $Nil).

18.	Income Taxes

Current and deferred income tax expenses differ from the amount that would result from applying the Canadian statutory income tax rates to the Company’s earnings before income taxes. This difference is reconciled as follows:

For the year ended April 30,	2019	2018	2018
(Loss) Earnings before income taxes	$(9,575)	$(17,945)	$4,361
Income tax expense (recovery) at statutory rate	(2,532)	(5,981)	1,134
Difference from higher statutory tax rates on earnings of foreign subsidiaries	1,749	(917)	—
Losses expired	1,426	—	—

Permanent Difference	1,550	—	(1,286)
Effect of Mexican mining royalty tax (SMD) on deferred income tax liabilities	—	(375)	(3,568)
Recognition of previously unrecognized non-capital loss carry forward and other deductible tax benefits	36	1,328	859

Income tax (recovery) expense	$2,229	$(5,945)	$(2,861)

In September 2017, the British Columbia (BC) Provincial Government of Canada proposed changes to the general corporate income tax rate to increase the rate from 11% to 12% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on October 26, 2017. The relevant deferred tax balances have been measured to reflect the increase in the Company’s combined Federal and Provincial (BC) general corporate income tax rate to 27% (2018 – 27%; 2017 -26%).

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	April 30, 2019	April 30, 2018
Deferred income tax assets (liabilities):
Mining interest, plant and equipment	$(6,787)	$(4,235)
Payments to defer	(286)	(172)
Insurance	(16)	(14)
Reclamation and closure costs provision	991	956
Exploration assets	932	(368)
Expenses reserve	120	255
Pension-fund reserve	118	200
Deferred mining tax	(1,641)	(1,193)
Non-capital losses and other deductible tax benefits	3,504	5,316
Plant and equipment	536	—
Other	—	(748)

Deferred income tax liabilities, net	$(2,529)	$(3)

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2019

18.	Income Taxes – (cont’d)

	April 30, 2019	April 30, 2018
Non-Capital losses	$11,586	$7,580
Property and equipment	1,828	—
Exploration and evaluation assets	22,240	22,497

	$35,654	$30,077

The Non-Capital losses are set to expire between 2026 and 2038 while the remaining loss carry forwards have no set expiry date. In accordance with Mexican tax law, Bernal is subject to income tax. Income tax is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through an inflationary component.

Mexico Tax Reform

During December 2013, the 2014 Tax Reform (the “Tax Reform”) was published in Mexico’s official gazette with changes taking effect January 1, 2014. The Tax Reform included the implementation of a 7.5% Special Mining Duty (“SMD”) and a 0.5% Extraordinary Mining Duty (“EMD”). The Company has taken the position that SMD is an income tax under IAS 12 Income tax, as it is calculated based on a form of earnings before income tax less certain specified costs. The EMD is a calculation based on gross revenue and is therefore not considered an income tax. Both the SMD and EMD will be deductible for income tax purposes.

Management is currently disputing the SMD, in a joint action lawsuit with other Mexican mining companies, with the applicable Mexican government authority. Management believes that the SMD is unconstitutional and should be overturned. In accordance with IFRS reporting standards, however, the estimated effect of the SMD has been accrued to the current and deferred income tax provisions as stated above. Should the Company be successful in overturning the SMD, in whole or in part, the accrued tax liabilities stated above will be reversed to recovery of income taxes in the applicable period.